UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------

                                 SCHEDULE 14D-9

                Solicitation/Recommendation Statement Pursuant to
             Section 14(D)(4) of the Securities Exchange Act of 1934

                                (Amendment No. 1)

                           --------------------------

                          AMERICAN SAFETY RAZOR COMPANY
                            (Name of Subject Company)

                          AMERICAN SAFETY RAZOR COMPANY
                        (Name of Person Filing Statement)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    029362100
                      (Cusip Number of Class of Securities)

                                 THOMAS H. QUINN
                       Chairman & Chief Executive Officer
                              One Razor Blade Lane
                                  P.O. Box 500
                           Verona, Virginia 24482-0500

       (Name, Address and Telephone Number of Person Authorized to Receive
         Notice and Communications on Behalf of Person Filing Statement)

                                 WITH COPIES TO:

                             JAMES B. CARLSON, ESQ.
                              Mayer, Brown & Platt
                                  1675 Broadway
                            New York, New York 10019
                                 (212) 506-2500





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         This  Amendment No. 1 (this  "Amendment")  amends and  supplements  the
Solicitation/Recommendation Statement on Schedule 14D-9 of American Safety Razor Company (the "Company"), a Delaware Corporation (the "Company"), filed with the Securities and Exchange Commission on February 22, 1999 (the "Schedule 14D-9"), with respect to the tender offer made by RSA Acquisition Corp. ("Purchaser"), a wholly-owned subsidiary of RSA Holdings Corp. of Delaware ("Parent"), to purchase all of the issued and outstanding common stock, $.01 par value per share, of the Company (the "Shares") held by the stockholders of the Company (the "Stockholders"), at a price of $14.125 per share, net to the Stockholders in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 22, 1999 (the "Offer") and in the related Letter of Transmittal (which together with any amendments or supplements thereto constitute the "Offer Documents").

         Capitalized terms used but not defined herein have the meanings given such terms in the Schedule 14D-9.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

         Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

         On April 9, 1999, J.W. Childs Equity Partners II, L.P. issued a press release with the Company announcing that RSA Acquisition Corp. has increased the purchase price for the Shares from $14.125 to $14.20 per share, net to the Stockholders in cash, without interest thereon. In addition, RSA Acquisition Corp. has extended the period during which the Offer will remain open to 2:00 p.m., New York City time, Friday, April 23, 1999. Accordingly, the Expiration Date shall be 2:00 p.m., New York City time, Friday, April 23, 1999. The press release also announced that the Company has extended the period during which its offer to purchase all of its outstanding 9 7/8% Series B Senior Notes due 2005 will remain open to 2:00 p.m., New York City time, Monday, April 26, 1999. As of the close of business on April 6, 1999, approximately 11.2 million shares of the Company had been validly tendered and approximately $6.7 million Notes has been validly tendered in connection with the debt tender offer.


ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 9 is amended and supplemented to add the following:

         (a)(9) Press Release issued by the J.W. Childs Equity Partners II, L.P. and the Company on April 9, 1999.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            AMERICAN SAFETY RAZOR COMPANY


                                            By: /s/ William C. Weathersby
                                                    Name:  William C. Weathersby
                                                    Title: President



Date: April 9, 1999